Exhibit 99.3
EXECUTION COPY

REED ELSEVIER CAPITAL INC.,
as Issuer,
and
REED ELSEVIER PLC and
REED ELSEVIER NV,
as Guarantors,
THE BANK OF NEW YORK MELLON, AS SUCCESSOR TO
JPMORGAN CHASE BANK, N.A.
as Trustee,
THE BANK OF NEW YORK MELLON
as London Paying Agent, and
THE BANK OF NEW YORK (LUXEMBOURG) S.A.
as Luxembourg Paying Agent
FIFTH SUPPLEMENTAL INDENTURE
Dated as of January 16, 2009
to
INDENTURE
Dated as of May 9, 1995

Guaranteed Debt Securities

     FIFTH SUPPLEMENTAL INDENTURE, dated as of January 16, 2009 (“Fifth Supplemental Indenture”), among Reed Elsevier Capital Inc., a corporation incorporated under the laws of the State of Delaware, as issuer (the “Issuer”), each of Reed Elsevier PLC, a public limited company incorporated in England, and Reed Elsevier NV, a public company with limited liability incorporated under the laws of The Netherlands, as guarantors (each individually, a “Guarantor” and collectively, the “Guarantors”), The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), The Bank of New York Mellon, as London Paying Agent and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent.
RECITALS
     WHEREAS, the Issuer, the Guarantors and the Trustee entered into an indenture, dated as of May 9, 1995 (as amended and supplemented, the “Indenture”) providing for the issuance from time to time of the Issuer’s Debt Securities, to be issued in one or more series as provided in the Indenture;
     WHEREAS, there are presently issued and outstanding under the Indenture $250,000,000 principal amount of floating rate notes due June 15, 2010, $550,000,000 principal amount of 6.75% notes due August 1, 2011, $450,000,000 principal amount of 4.63% notes due June 15, 2012 and $150,000,000 principal amount of 7.50% notes due May 15, 2025, each outstanding series being guaranteed, jointly and severally, by the Guarantors, and the Trustee has been appointed as trustee for each outstanding series;
     WHEREAS, Section 901(2) of the Indenture provides that, without the consent of any Holders of Debt Securities, the Issuer and each Guarantor, when authorized by a Board Resolution, and the Trustee for the Debt Securities, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture in form satisfactory to such Trustee to add to the Covenants of the Issuer or another Guarantor;
     WHEREAS, the Issuer and each Guarantor have each been authorized by a duly adopted Board Resolution to enter into this Fifth Supplemental Indenture;
     WHEREAS, the Issuer and each Guarantor have delivered to the Trustee such certificates or opinions as may be required and requested pursuant to the Indenture; and
     WHEREAS, all things necessary to make this Fifth Supplemental Indenture a valid agreement of the Issuer and each Guarantor in accordance with its terms have been done and performed.
     NOW THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer, each Guarantor and the Trustee hereby mutually covenant and agree for the equal and proportionate benefit of all Holders of the Debt Securities originally issued after the date hereof, as follows:
     1. Amendment of Section 101.
          The following definitions are hereby added in appropriate alphabetical sequence:

          “Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (other than a Guarantor) acquires shares in each Guarantor to which attach more than 50% of the voting rights attaching to the entire issued share capital of that Guarantor; provided that a Change of Control shall be deemed not to have occurred if one or more new holding companies acquires the entire issued share capital of each of the Guarantors and (A) such holding company (or companies) has (or have, as the case may be) substantially the same shareholders as each of the Guarantors and those shareholders acquired the shares in the holding company (or companies) in substantially the same proportions as they hold shares in the relevant Guarantor(s) prior to the holding company (or companies) so acquiring the share capital of each of the Guarantors and (B) each of the Guarantors is a wholly owned (directly or indirectly) subsidiary of such holding company (or companies); (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the assets of the subsidiaries and joint ventures of the Guarantors, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (other than an affiliate of either of the Guarantors); (3) the first day on which a majority of the members of the Boards of Directors of each Guarantor are not Continuing Directors (as defined herein); or (4) the adoption of a plan relating to the liquidation or dissolution of either Guarantor other than a plan pursuant to which one or more new holding companies is created to hold the assets and liabilities of the relevant Guarantor(s) and such holding company (or companies) has (or have, as the case may be) substantially the same shareholders as the relevant Guarantor(s) and those shareholders acquired the shares in the holding company (or companies) in substantially the same proportions as they hold shares in the relevant Guarantor(s) prior to the holding company (or companies) so acquiring the share capital of each of the Guarantors.
          “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event (as defined herein).
          “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of any Guarantor who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement of the Guarantor for which such member was named as a nominee for election as a director).
          “Fitch” means Fitch Ratings Ltd. and its successors.
          “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any Substitute Rating Agency or Rating Agencies selected by us.
          “Moody’s” means Moody’s Investors Service, Inc. and its successors.
          “Rating Agencies” means (a) each of Moody’s, S&P and Fitch; and (b) if any of the Rating Agencies ceases to rate the Debt Securities or fails to make a rating of the Debt

Securities publicly available for reasons outside of the Issuer’s control, a Substitute Rating Agency.
          “Rating Event” means the rating on the Debt Securities is lowered by each of the Rating Agencies and the Debt Securities are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period commencing 60 days prior to the first public announcement of any Change of Control and ending 60 days following the consummation of such Change of Control (which 60-day period shall be extended following consummation of a Change of Control for so long as the rating of the Debt Securities is under publicly announced consideration for a possible downgrade by any Rating Agencies).
          “S&P” means Standard & Poor’s Rating Services and its successors.
          “Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of the Board of Directors of each Guarantor) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be, in accordance with the definition of “Rating Agencies.”
          Terms not defined herein are used with the meanings ascribed to them in the Indenture.
     2. Amendment of Article Ten.
          Article Ten is amended and supplemented by adding the following Sections 1009 and 1010 at the end thereof:
          Section 1009. Offer to Repurchase Upon Change of Control Triggering Event.
          If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the Debt Securities, the Issuer shall be required to make an offer to repurchase all, or, at the option of a Holder, any part (equal to $1,000 or an integral multiple thereof), of each Holder’s Debt Securities pursuant to the offer described below (the “Change of Control Offer”), on the terms set forth in the Debt Securities. In the Change of Control Offer, the Issuer shall offer payment in cash equal to 101% of the aggregate principal amount of the relevant series of Debt Securities repurchased plus accrued and unpaid interest, if any, on such Debt Securities repurchased, to the date of purchase, referred to as the Change of Control Payment. The Issuer shall provide the Trustee with written notification upon the occurrence of any Change of Control Triggering Event.
          Within 30 days following any Change of Control Triggering Event or, at the option of the Issuer, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, the Issuer shall give written notice to the Holders, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debt Securities on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, referred to as the “Change of Control Payment Date”, pursuant to the procedures required by the Debt Securities and described in such notice.

          The notice shall, if given prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on the change of control triggering event occurring on or prior to the Change of Control Payment Date.
          On the Change of Control Payment Date, the Issuer shall be required, to the extent lawful, to:
(1)	accept for payment all Debt Securities or portions of Debt Securities properly tendered pursuant to the Change of Control Offer;
(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Debt Securities or portions of Debt Securities properly tendered; and
(3)	deliver or cause to be delivered to the Trustee the Debt Securities properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Debt Securities or portions of Debt Securities being purchased by the Issuer.
          The Issuer shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such third party purchases all Debt Securities properly tendered and not withdrawn under its offer.
          If 80% or more in nominal amount of the Debt Securities then outstanding of a series have been redeemed or purchased hereunder, the Issuer may, on not less than 30 or more than 60 days’ notice to the Holders of the Debt Securities given within 30 days after the Change of Control Payment Date, redeem or purchase (or procure the purchase of), at its option, the remaining Debt Securities of such series as a whole at 101% of their principal amount plus interest accrued to but excluding the date of such redemption or purchase.
          Section 1010. Interest Rate Adjustment.
          The interest rate payable on the Debt Securities of each series shall be subject to adjustments from time to time if either of Moody’s or S&P or, in either case, any Substitute Rating Agency thereof, downgrades (or subsequently upgrades) the debt rating assigned to the Debt Securities of that series in the manner described below.
          If the rating of the Debt Securities of a series from Moody’s or any Substitute Rating Agency thereof is decreased to a rating set forth in the immediately following table, the interest rate on the Debt Securities of that series shall increase from the interest rate payable on the Debt Securities of that series on the date of their initial issuance by the percentage points set forth below opposite that rating.

Percentage
Moody’s Rating*	Points
Ba1	0.25
Ba2	0.50
Ba3	0.75
B1 or below	1.00

*	Including the equivalent ratings of any Substitute Rating Agency.

          If the rating of the Debt Securities of a series from S&P or any Substitute Rating Agency thereof is decreased to a rating set forth in the immediately following table, the interest rate on the Debt Securities of that series shall increase from the interest rate payable on the Debt Securities of that series on the date of their initial issuance by the percentage points set forth below opposite that rating.

Percentage
S&P Rating*	Points
BB+	0.25
BB	0.50
BB-	0.75
B+ or below	1.00

*	Including the equivalent ratings of any Substitute Rating Agency.
          If at any time the interest rate on the Debt Securities of a series has been adjusted upward and either Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), as the case may be, subsequently increases its rating of the Debt Securities of that series to any of the ratings set forth in the tables above, the interest rate on the Debt Securities of that series shall be decreased such that the interest rate for the Debt Securities of that series equals the interest rate payable on the Debt Securities of that series on the date of their initial issuance plus the applicable percentage points set forth opposite the ratings in the tables above in effect immediately following the increase. If Moody’s or any Substitute Rating Agency thereof subsequently increases its rating of the Debt Securities of a series to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency thereof increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the Debt Securities of that series shall be decreased to the interest rate payable on the Debt Securities of that series on their initial issuance date.
          Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, any Substitute Rating Agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate on the Debt Securities of a series be reduced to below the interest rate payable on the Debt Securities of that series on their initial issuance date or (2) the total increase in the interest rate on the Debt Securities of a series exceed 2.00 percentage points above the interest rate payable on the Debt Securities of that series on their initial issuance date.
          No adjustments in the interest rate of the Debt Securities of a series shall be made solely as a result of a Rating Agency ceasing to provide a rating of such series of Debt Securities. If at any time fewer than two Rating Agencies provide a rating of the Debt Securities of a series for a reason beyond the Issuer’s control, the Issuer shall use its commercially reasonable efforts to obtain a rating of the Debt Securities of that series from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the Debt Securities of that series pursuant to the tables above (a) such Substitute Rating Agency shall be substituted for the last Rating Agency to provide a rating of the Debt Securities of that series but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt shall be determined in good faith by an independent investment banking institution of national standing appointed by the Issuer, and for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings shall be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the Debt Securities of that series shall increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the Debt Securities of that series on their initial issuance date plus the appropriate percentage points, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage points resulting from a decreased rating by the other Rating Agency).
          For so long as only one Rating Agency provides a rating of the Debt Securities of a series, any subsequent increase or decrease in the interest rate of such series of Debt Securities necessitated by a reduction or increase in the rating by such Rating Agency shall be twice the percentage points set forth in the applicable table above. For so long as no Rating Agency provides a rating of the Debt Securities of a series, the interest rate on the Debt Securities of that series shall increase to, or remain at, as the case may be, 2.00 percentage points above the interest rate payable on the Debt Securities of that series on their initial issuance date.
          The interest rate on the Debt Securities of a series shall permanently cease to be subject to any adjustment described in this Section (notwithstanding any subsequent decrease in the ratings by either or both Rating Agencies) if the Debt Securities of that series become rated A3 and A— (or its equivalent, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P, respectively (or, in either case, any Substitute Rating Agency thereof), or one of these ratings if the Debt Securities of that series are only rated by one Rating Agency.
          Any interest rate increase or decrease described in this Section shall take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Moody’s or S&P or any Substitute Rating Agency thereof changes its rating of the Debt Securities of a series more than once during any particular interest period, the last change by such agency during such period shall control for purposes of any interest rate increase or decrease with respect to the Debt Securities of such series relating to such Rating Agency’s action.
          If the interest rate payable on the Debt Securities of a series is increased as described above, the term “interest,” as used with respect to the Debt Securities of that series, shall be deemed to include any such additional interest unless the context otherwise requires.
          The Issuer shall deliver to the Trustee, and the Principal Paying Agent, if the Trustee shall not then be acting as the Principal Paying Agent, within ten calendar days after either Moody’s or S&P or any Substitute Rating Agency thereof downgrades, or subsequently upgrades, the rating assigned to the Debt Securities as described by this Section, written notice stating (i) that the rating downgrade, or subsequent upgrade, as the case may be, has occurred and (ii) the current rating or ratings upon which the interest rate payable on the Debt Securities shall be based.
     3. New York Law to Govern. This Fifth Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.
     4. Conflict of Any Provision of Indenture with Trust Indenture Act of 1939. If and to the extent that any provision of this Fifth Supplemental Indenture limits, qualifies or conflicts with another provision included in this Fifth Supplemental Indenture or in the Indenture which is required to be included herein or therein by any of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939, such required provision shall control.
     5. Counterparts. This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original but all such counterparts shall together constitute but one and the same instrument.
     6. Effect of Fifth Supplemental Indenture. Upon the execution of this Fifth Supplemental Indenture, the Indenture shall be modified in accordance herewith and this Fifth Supplemental Indenture shall form a part of the Indenture for all purposes, and except as herein modified, all the provisions, terms and conditions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect. The provisions of this Fifth Supplemental Indenture shall be applicable only to Debt Securities originally issued after the date hereof.
     7. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fifth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Issuer and the Guarantors.
     8. Luxembourg Paying Agent. The parties hereto hereby acknowledge that The Bank of New York (Luxembourg) S.A. has acquired the entire corporate trust agency business of J.P. Morgan Bank Luxembourg S.A. and agree to deem The Bank of New York (Luxembourg) S.A. as the successor Luxembourg Paying Agent under the Indenture pursuant to terms of the Indenture, as supplemented.

          IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed, as of the date first referenced above.

REED ELSEVIER CAPITAL INC., as Issuer
By	/s/ Kenneth Fogarty
Name: Kenneth Fogarty
Title: President, Treasurer and Assistant Secretary

REED ELSEVIER PLC, as Guarantor
By	/s/ Stephen Cowden
Name: Stephen Cowden
Title: Secretary

REED ELSEVIER NV, as Guarantor
By	/s/ Mark Armour
Name: Mark Armour
Title: Chief Financial Officer

THE BANK OF NEW YORK MELLON, AS SUCCESSOR TO JPMORGAN CHASE BANK, N.A. as Trustee
By	/s/ Karen A. Trachtenberg
Name: Karen A. Trachtenberg
Title: Vice President

THE BANK OF NEW YORK MELLON, as London Paying Agent
By	/s/ Karen A. Trachtenberg
Name: Karen A. Trachtenberg
Title: Vice President

THE BANK OF NEW YORK (LUXEMBOURG) S.A., as Luxembourg Paying Agent
By	/s/ Véronique Cridel
Name: Véronique Cridel
Title: Vice President